

February 26, 2014

Via E-Mail
Mr. Harry Chan
Chief Financial Officer
CanAlaska Uranium Ltd.
1020- 625 Howe Street
Vancouver, B.C. V6C 2T6

     Re: CanAlaska Uranium Ltd.
              Form 20-F for Fiscal Year Ended April 30, 2013
              Filed July 30, 2013
              Response dated February 14, 2014
              File No. 000-28792

Dear Mr. Chan:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

West McArthur Project, Saskatchewan – Mitsubishi, page 10

1. We note your response to comment 1 with the revised sections of your filing that will be inserted into your amended Form 10-K. Please file your amended 10-K.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comment.

           Sincerely,

           /s/ John Reynolds

           John Reynolds
           Assistant Director
           Office of Beverages, Apparel, and
           Mining